VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

September 27, 2023

Re:	Evolve X Equity Fund LLC
Offering Statement on Form 1-A, as amended
File No. 024-11892

To Whom It May Concern:

On behalf of EvolveX Equity Fund LLC (the “Company”), I hereby request qualification of the above-referenced offering statement at 1:00 pm, Eastern Time, on Friday, September 29, 2023, or as soon thereafter as is practicable.

Sincerely,

/s/ Brian Geoghegan

Brian Geoghegan, Esq.

Regulation D Resources